Exhibit 99(a)(1)(H)

OFFER DOCUMENT

ELECTRONIC ARTS INC.

2000 EQUITY INCENTIVE PLAN

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR RESTRICTED

STOCK UNITS TO AUSTRALIAN RESIDENT OFFEREES

DATED: OCTOBER 21, 2009

Investment in shares involves a degree of risk. Australian Resident Offerees (as defined herein) who elect to participate in the offer to exchange and the 2000 Plan (as defined herein) should monitor their participation and consider all risk factors relevant to the exchange of eligible options for restricted stock units and the acquisition of common stock under the 2000 Plan as set forth in this Offer Document and the Additional Documents (as defined herein).

The information or advice contained in this Offer Document and the Additional Documents is general advice only. It is not advice or information specific to an Offeree’s particular circumstances.

Offerees should consider obtaining their own financial product advice from an independent person who is licensed by the Australian Securities and Investments Commission (“ASIC”) to give advice about participating in the offer to exchange and the 2000 Plan.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR RESTRICTED

STOCK UNITS TO AUSTRALIAN RESIDENT OFFEREES

ELECTRONIC ARTS INC.

2000 EQUITY INCENTIVE PLAN

We are pleased to provide you with this offer to voluntarily exchange your eligible options granted under the Electronic Arts Inc. 1991 Stock Option Plan (the “1991 Plan”) or the Electronics Arts Inc. 2000 Equity Incentive Plan (the “2000 Plan”) for a lesser amount of restricted stock units granted under the 2000 Plan (the “offer to exchange”).

“Eligible options” are generally those option grants made before October 21, 2008, that have an exercise price per share of Electronic Arts Inc.’s (the “Company’s”) common stock that is greater than the “threshold price.” The threshold price is US$28.18, which represents the 52-week high trading price of the Company’s common stock prior to the start date of this offer to exchange, as reported on the NASDAQ Global Select Market. The number of restricted stock units that you will receive in exchange for your eligible options will be determined using an exchange ratio designed to result in a fair value, using standard valuation techniques, of the restricted stock units being approximately equal to the fair value of the eligible options voluntary surrendered in the exchange. This Offer Document sets out information regarding the invitation to participate in the offer to exchange and the 2000 Plan by the Company to eligible employees resident in Australia (“Australian Resident Offerees” or an “Offeree”) of the Company and any subsidiary of the Company (a “Subsidiary”).

The purpose of the offer to exchange is to increase the retentive and motivational value of equity awards for the Company’s employees and to incentivize the Company’s employees to drive Company performance and build stockholder value. As a global leader in the interactive entertainment industry operating in an intensely competitive environment, the Company’s success depends on its ability to provide meaningful retention incentives to current employees who are prime targets for the Company’s competitors seeking to recruit them. The price of the Company’s common stock has experienced significant volatility over the years. Despite management’s implementation of a cost reduction plan during fiscal 2009, the worldwide economic downturn has negatively impacted the Company’s stock price and the Company’s equity valuation has decreased significantly. On September 30, 2009, approximately 98% of the Company’s employee option holders held at least some “underwater” or “out-of-the-money” options, i.e., options that have exercise prices higher than the current and recent trading prices of our common stock; and for approximately 92% of the Company’s employee option holders, all of their options were underwater. The Company believes that these underwater options are not achieving the retentive and incentivizing purposes for which they were intended and that the current situation is a considerable challenge to maintaining employee motivation and retention. The offer to exchange would help to address these concerns and reinvigorate a culture based on employee stock ownership.

Terms defined in the 2000 Plan and the offer to exchange have the same meaning in this Offer Document.

1.	OFFER

This is an offer made by the Company under the offer to exchange and the 2000 Plan to certain eligible employees of the Company or a Subsidiary to surrender eligible options for a lesser number of restricted stock units pursuant to the terms of the offer to exchange (the “Offer”).

2.	TERMS OF OFFER

The terms of the offer to exchange are governed by the terms and conditions set forth in the offer to exchange documents, the 2000 Plan, this Offer Document and the grant notice and/or award agreement delivered to you after grant of your restricted stock units (collectively, the “Award Agreement”). By participating in the offer to exchange, you will be bound by the rules of the offer to exchange, the 2000 Plan, this Offer Document and the Award Agreement.

3.	ADDITIONAL DOCUMENTS

In addition to the information set out in this Offer Document, attached are copies of the following documents (collectively, the “Additional Documents”):

(a)	The 2000 Plan;

(b)	The 2000 Plan prospectus;

(c)	The Award Agreement; and

(d)	The offer to exchange document.

The offer to exchange document sets out, among other things, the details regarding how to participate in the exchange and the terms and conditions of the restricted stock units to the extent they differ from the eligible options. The offer to exchange also sets out a summary of the 2000 Plan.

The Additional Documents provide further information necessary to make an informed investment decision in relation to your participation in the offer to exchange and the 2000 Plan.

4.	RELIANCE ON STATEMENTS

You should not rely upon any oral statements made to you in relation to this Offer. You should only rely upon the statements contained in this Offer Document and the Additional Documents when considering your participation in the offer to exchange and the 2000 Plan.

5.	ACCEPTING THE OFFER

The offer to exchange sets out the key details of the Offer and the grant of restricted stock units. To participate in the offer to exchange (i.e., to surrender your eligible options and accept your restricted stock units), you must fill out an election form as directed in the offer to exchange and accept and return the Award Agreement as directed in the Award Agreement.

6.	WHAT ARE THE MATERIAL TERMS OF THE RESTRICTED STOCK UNITS?

(a)	What are restricted stock units?

Each restricted stock unit represents the right to receive one share of the Company’s common stock (“Share”) upon fulfillment of the vesting conditions set out in your Award Agreement. When your restricted stock units vest, you will be issued Shares at no monetary cost to you. The restricted stock units are considered “restricted” because they will be subject to forfeiture and restrictions on transfer until they vest. The restrictions will be set forth in the Award Agreement.

Despite anything to the contrary in any document forming part of this Offer, no Australian Resident Offeree is granted a right to have restricted stock units paid in cash.

(b)	Do I have to pay any money to receive the restricted stock units?

You pay no monetary consideration to receive the restricted stock units, nor do you pay any monetary consideration to receive the Shares at vesting.

(c)	How many Shares will I receive upon vesting of my restricted stock units, and how was this number calculated?

The details of your restricted stock unit award and Shares subject to the restricted stock units are set out in the Award Agreement.

The number of restricted stock units you receive in exchange for your eligible options has been determined according to an exchange ratio. That exchange ratio has been designed to result in the fair value of your restricted stock units being approximately equal to the fair value of the eligible options that you surrender in exchange for them.

In order to determine the exchange ratio applicable to eligible options, the Company estimated the value of each eligible option using the Black-Scholes option pricing model. The “Black-Scholes” model is a widely-used method for estimating the value of stock options and uses the following factors: (i) stock price, (ii) the exercise price of the option, (iii) the expected life of the option, (iv) the volatility of the stock price, (v) a risk-free interest rate, and (vi) the expected dividend yield of the stock. Some of these factors are objectively determinable, while others, such as appropriate volatility measures, require some judgment. The measures the Company utilized to determine the Black-Scholes value of the eligible options is set forth in Part III, Section 2 of the offer to exchange.

Further, and consistent with the Company’s own calculation, on October 19, 2009 an independent expert retained by the Company has found in respect to the offer to exchange made to Australian Resident Offerees (and using standard valuation techniques), that the exchange ratio set forth in the offer to exchange will result in the fair value of the restricted stock units being approximately equal to the eligible options that will be exchanged if you choose to participate in the offer to exchange. The expert came to this conclusion after independently recalculating the exchange ratios based on the methodology set forth by the Company.

(d)	When do I become a stockholder?

You are not a stockholder merely as a result of holding restricted stock units. The restricted stock units will not entitle you to vote or receive dividends, notices of meeting, proxy statements and other materials provided to stockholders until the restrictions lapse (i.e., at vesting). When the restrictions lapse, the restricted stock units vest and you will be issued Shares. Therefore, you do not own Shares before vesting. You should refer to your Award Agreement for details of the consequences of a change in the nature of your employment.

(e)	Can I transfer the restricted stock units to someone else?

The restricted stock units are non-transferable until they vest; however, once Shares are issued upon vesting, the Shares generally will be freely tradable, subject to any securities law restrictions. Please note, though, the possible disclosure obligations included under clause 9.

7.	WHAT IS A SHARE OF COMMON STOCK IN THE COMPANY?

Common stock of a U.S. corporation is analogous to ordinary shares of an Australian corporation. Each holder of common stock is entitled to one vote for every share of common stock held in the Company.

Dividends may be paid on the common stock out of any funds of the Company legally available for dividends at the discretion of the Company.

The common stock is traded on the NASDAQ Global Select Market in the United States of America under the symbol “ERTS.”

Common stock is not liable to any further calls for payment of capital or for other assessment by the Company and has no sinking fund provisions, pre-emptive rights, conversion rights or redemption provisions.

8.	HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE CURRENT MARKET PRICE IN AUSTRALIAN DOLLARS?

Within a reasonable period following your request, the Company undertakes to provide you, for informational purposes only, with the Australian dollar equivalent of the current market price of Shares of the Company (calculated as of the date of your request). The current market price of Shares shall be taken as the price published by the principal exchange on which the common stock is quoted as the final price for the previous day on which the common stock was traded on the stock market of that exchange.

The Australian dollar equivalent of a price shall be calculated by reference to the relevant Australian dollar/U.S. dollar exchange rate published by an Australian bank on the preceding day.

You should direct your request to:

Electronic Arts Stock Administration Department

209 Redwood Shores Pkwy, Redwood City, CA 94065

stockadministration@ea.com

phone: +1 650-628-2600

fax: +1 650-628-1376

9.	WHAT ADDITIONAL RISK FACTORS APPLY TO AUSTRALIAN RESIDENTS’ PARTICIPATION IN THE OFFER TO EXCHANGE AND THE 2000 PLAN?

As explained in section 6(c) above, the exchange ratio the Company established for eligible options represent, by design, an approximation of the value of the eligible options, as determined using the Black-Scholes option pricing model. Thus, the aggregate value of the restricted stock units that you will receive if you elect to participate in the offer to exchange will be approximately equal to the aggregate Black-Scholes value of the eligible options you surrender for exchange. However, because option valuation is inherently speculative and imprecise, in addition to considering the relationship between the value of your options and the value of any restricted stock units that you would receive pursuant to this Offer, you also should consider the other matters discussed or referenced in the offer to exchange as part of your overall determination of whether or not to participate in the exchange.

In addition, you should consider generally the risk factors connected with investing in securities and, in particular, to holding Shares of the Company. You should be aware that the value of Shares underlying your restricted stock unit award and the future value of Shares you acquire on vesting of your restricted stock units will be affected by:

(a)	fluctuations in the Company’s performance; and

(b)	fluctuations in the U.S.$/A$ exchange rate.

Participation in the offer to exchange and the 2000 Plan involves certain risks related to fluctuations in this rate of exchange.

Please note that if you offer your Shares for sale to a person or entity resident in Australia, your offer may be subject to disclosure requirements under Australian law. Please obtain legal advice on your disclosure obligations prior to making any such offer.

10.	PLAN MODIFICATION, TERMINATION ETC.

The Board may terminate or amend the 2000 Plan or any portion of it at any time. No amendment or termination of the 2000 Plan affects awards already granted. Those awards remain in full force and effect as if the 2000 Plan had not been amended or terminated, unless the award recipient and the Company mutually agree otherwise in a document signed by the award recipient and the Company.

11.	WHAT ARE THE AUSTRALIAN TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER TO EXCHANGE AND THE GRANT OF RESTRICTED STOCK UNITS UNDER THE 2000 PLAN?

The following is a summary of the material tax consequences of participating in the exchange of eligible options and restricted stock unit grants pursuant to the offer to exchange for eligible employees subject to tax in Australia. This discussion is based on the law in effect in Australia as of October 2009. This discussion is general in nature and does not discuss all the tax consequences that may be relevant to you in light or your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees. Please note that the tax laws change frequently and occasionally on a retrospective basis. As a result, the information contained in this discussion may be out of date at the time the restricted stock units are granted, vest, or you sell your Shares acquired upon vesting of the restricted stock units.

If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

If you surrender your eligible options for exchange in the offer to exchange, then you should not rely on the summary as anything other than a broad guide and you are strongly advised to obtain independent taxation advice specific to your particular circumstances prior to making a decision to participate in the offer to exchange.

In addition, please be aware of the “Important Notice on Australian Tax Proposals” below.

IMPORTANT NOTICE ON AUSTRALIAN TAX PROPOSALS

On May 12, 2009, in the Australian Federal Budget for 2009-2010, the Australian Government proposed introducing a new tax regime under which all shares and rights provided under an employee share scheme (which would include restricted stock units acquired under the 2000 Plan) would be subject to tax in the income year in which they are acquired.

On June 5, 2009, the Government issued a consultation paper and draft bill that provided further guidance and detail on the May 12, 2009 Budget proposal. On July 1, 2009, the Government released its Policy Statement, which is a product of the consultation process. Finally, on August 14, 2009, the Government issued new draft legislation incorporating most of the proposals made in the Policy Statement. The proposed changes to the employee share scheme rules are to apply to shares or rights acquired under an employee share scheme on or after July 1, 2009.

If the draft legislation is enacted by the Australian Parliament as currently drafted, restricted stock units acquired on or after July 1, 2009, including any restricted stock units you acquire in exchange for your eligible options, most likely will be subject to tax in the income year in which there is no longer any real risk of losing the restricted stock units and no restriction preventing you from disposing of the shares subject to the restricted stock units. Specifically, this means that employees will most likely be subject to tax when the restricted stock units vest.

The amount on which tax will be assessed in such circumstances is not entirely clear from the draft legislation. Furthermore, if the draft legislation is enacted into law, your employer will be required to report the taxable income that you derive from participation in the 2000 Plan to the Australian Tax Office at certain prescribed times and also may be required to withhold tax.

Please note that, because there currently is no enacting legislation and further amendments to the Government’s proposals as reflected in the draft legislation are possible, the tax treatment of restricted stock units acquired under the 2000 Plan on or after July 1, 2009 and the sale of the underlying shares is not entirely certain at this time. Therefore, you are strongly advised to seek appropriate professional advice as to how the proposed measures may affect you and your decision to participate in the offer to exchange. The below summary is based on current law (and is subject to amendment if and when the Australian Parliament enacts the draft legislation).

(a)	Exchange of Eligible Options for Restricted Stock Units

Your participation in the offer to exchange may give rise to taxation. If you choose to surrender eligible options in exchange for restricted stock units, this will be treated as a disposal of the eligible options in exchange for the right to receive restricted stock units. Therefore, there may be tax implications for you in relation to both of the following (1) the cancellation of the eligible options; and (2) the grant of the right to receive restricted stock units.

Under the current rules, the amount and characterization of taxable income will depend on whether you made an election to be taxed in the income year of the grant of the eligible options (an “Election”). The tax treatment of the disposal of the eligible options will also depend on whether the disposal is considered a non-arm’s length transaction (as assumed below). If, however, the Australian taxation authorities take the view that the disposal is an arm’s length transaction, the tax treatment of the disposal of the eligible options may be different than described below. Please seek appropriate advice as to the Australian tax consequences in such circumstances.

In addition, the discussion below assumes that the restricted stock units being granted to you are in consideration of Australian services provided by you. If the tax authorities take a view that differs from these assumptions, the tax consequences of this offer to exchange may differ for you and will depend on your individual circumstances.

If you did not make an Election on your eligible options

Under the current rules, if you did not make an Election, you may be subject to tax on the market value (as defined under Australian tax law) of the eligible options on the cancellation date (i.e., the date on which the eligible options are surrendered in exchange for restricted stock units) at your marginal rate of tax. The “market value” of the eligible options is the greater of (i) the market value of the shares1 underlying the eligible options less the exercise price, and (ii) the value of the eligible options determined in accordance with a statutory formula. Because the eligible options are underwater (i.e., the exercise price exceeds the market value of the underlying shares), the market value of the eligible options will have to be determined in accordance with the statutory formula.

The value of the eligible options under the statutory formula is based on the market value of the underlying shares, the exercise price of the eligible options and the remaining exercise period. In accordance with the statutory formula, the market value of the eligible stock options will be nil, where the market value of the underlying shares on the cancellation date is less than 50% of the exercise price of the eligible options.

If you made an Election on your eligible options

If you made an Election to be taxed at grant and your eligible options are cancelled, you will be subject to capital gains tax. Your capital gain will be calculated as the difference between the market value of the eligible options at the time of the cancellation and the market value of the eligible options on the grant date (as defined under Australian tax law). If, at the time of the cancellation of the eligible options, you have held the eligible options for at least one year prior to the cancellation date, you will be subject to tax on 50% of your capital gain. If you have not held the eligible options for at least one year, you will be subject to tax on the entire capital gain.

If the market value of the eligible options at the time of cancellation is less than the market value of the eligible option grants on the grant date, you will be entitled to claim a capital loss in this amount. Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income (including salary and wage income).

(b)	Grant of restricted stock units

Under current law, you will not be assessed on the value of the restricted stock units acquired in exchange for your eligible options unless you make an Election to that effect.

[1]

Please note that, under current law, the market value of the Shares is determined differently for Australian tax purposes than it is determined under the Plan. Pursuant to Australian tax law, the market value of Shares on a given day is determined as follows:

(a) if there is at least one transaction on the NASDAQ Global Select Market in the Shares in the seven calendar day period up to and including that day - the weighted average of prices at which the Shares were traded on the NASDAQ Global Select Market during the seven calendar day period up to and including that day; or

(b) if there were no transactions on the NASDAQ Global Select Market during that seven calendar day period in the Shares:

(i)	the last price at which an offer was made on the NASDAQ Global Select Market in that period to buy Shares; or

(ii)	if no such offer was made - the value of the Shares that would be determined for unlisted shares (i.e., a valuation by a qualified person or as approved by the Commissioner of Taxation).

If you make an Election to be taxed at grant

If you make an Election to be taxed at grant, you will be taxed on the market value of the restricted stock units in the income year in which your eligible options are cancelled (i.e when the restricted stock units are granted to you).

The amount included in your assessable income will be the market value of the restricted stock units at the time of receipt less the consideration paid for the acquisition of the restricted stock units (which would include the “market value” of the eligible option as of the cancellation date, calculated as discussed above).

Please note that if you make an Election it will cover all restricted stock units, options, rights to Shares that you acquire under the 2000 Plan and all other qualifying rights and qualifying Shares (as defined under Australian tax law) that you acquire under an employee share scheme during the applicable income year.

Note also that if an Election is made, it must be made in your income tax return for the year in which you are granted the new options. (The Commissioner of Taxation may, in limited circumstances, allow the Election to be made at a later time. Furthermore, if the total taxable amount of the restricted stock options (as determined above) in the income year is $1,000 or less and you satisfy certain conditions, you will be taken to have made the Election).

(c)	What if I make an Election and my restricted stock units are subsequently lost?

Under current law, if you make an Election and an amount is included in your assessable income but your restricted stock units are later lost (e.g., they are forfeited because you cease to be an employee of the Company or its Subsidiaries) without having become vested, you will be deemed to have never acquired the restricted stock units. Accordingly, you may amend your assessment for the year of acquisition and obtain a refund of the tax paid.

(d)	When will I be taxed if I do not make an Election?

Under current law, if you do not make an Election, then you must include an amount in your assessable income for the income year in which the earliest of the following events occur in relation to the restricted stock units (the “cessation time”):

(i)	when you dispose of the restricted stock units (other than by acquiring Shares at vesting or through a takeover or restructuring that qualifies for roll-over relief);

(ii)	when your employment with the Group ceases (the Group consists of the Company and its Subsidiaries) unless termination occurs because the Group is the subject of a qualifying takeover or restructuring;

(iii)	the issuance of Shares on the vesting date (where the Shares acquired are unrestricted in terms of disposal and there are no conditions that could result in forfeiture);

(iv)	where the last restriction or condition ceases to have effect (where the Shares are subject to disposal restrictions or forfeiture conditions);

(v)	where there has been a qualifying takeover and restructuring, the time when you dispose of the Shares which have been treated as a continuation of your Shares you acquired on vesting of your restricted stock units; and

(vi)	10 years from the date of grant of the restricted stock units.

(e)	Assessable amount at the cessation time

The amount included in your assessable income in the income year of the cessation time will be:

(i)

if you dispose of the restricted stock units or the acquired Shares issued at vesting in an arm’s length transaction[2] at the cessation time or within 30 days after the cessation time – the amount or value of any consideration received for the disposal of the restricted stock units (or the Shares acquired on vesting of your restricted stock units) less the amount or value of any consideration paid or given by you for the acquisition of the restricted stock units (which includes the market value of the eligible options cancelled on the cancellation date); or

(ii)	in any other case – the market value (as defined under Australian tax law) of the restricted stock units (or the Shares acquired upon vesting of the restricted stock units) at the cessation time less the consideration paid or given to acquire the restricted stock units (which includes the market value of the eligible options cancelled on the cancellation date).

If you cease employment prior to the vesting date of some or all of the restricted stock units, and the restricted stock units do not vest upon termination of employment (i.e., they are forfeited), you may be treated as if you never acquired the forfeited restricted stock units and, thus, no amount will be included in your assessable income. If necessary, you may amend your tax return to exclude an amount previously included in your assessable income in relation to the acquisition of the restricted stock units.

(f)	Sale of Shares

You may also be subject to capital gains tax when you subsequently sell the Shares acquired upon vesting, unless you dispose of the Shares in an arm’s length transaction at the cessation time or within 30 days of the cessation time where no Election was made (in which case your tax treatment will be limited to the income tax consequences described above under the heading “Assessable amount at the cessation time”).

The assessable capital gain will be:

(i)	where you have held the Shares for less than one year – the difference between the sale proceeds and the cost base of the Shares (where the disposal is an arm’s length transaction) or the difference between the market value of the Shares and the cost base in the shares (where the disposal is a non-arm’s length transaction); or

(ii)	where you have held the Shares for at least one year – one half the difference between the sale proceeds and the cost base of the Shares (where the disposal is an arm’s length transaction) or one-half the difference between the market value of the Shares and the cost base in the Shares (where the disposal is a non-arm’s length transaction) (subject to you first applying capital losses against the full capital gain).

If you made an Election, then the cost base of the Shares will be the market value of the restricted stock units at the date of grant.

If you did not make the Election and the cessation time occurs before the restricted stock units vest, then the cost base of the Shares will be the market value of the restricted stock units at the cessation time.

If you did not make the Election and the cessation time occurs when the restricted stock units vest, then the cost base of the Shares will be the market value of the Shares acquired at the cessation time.

[2]	If you sell your Shares on the NASDAQ Global Select Market, this generally will be considered an arm’s length transaction.

If you sell the Shares in an arm’s length transaction at a price that is less than the cost base of the Shares, then a capital loss equal to the difference will be available to offset same year or future year capital gains. That is, a capital loss cannot be used to offset other income (including salary and wage income).

If the Shares are sold in a non-arm’s length transaction, a capital loss will be available only where the market value of the Shares is less than the cost base.

(g)	Dividends

If you vest in the restricted stock units and become a Company shareholder, you may be entitled to receive dividends on the Shares obtained from vesting in the restricted stock units, if the Committee, in its discretion, declares a dividend. Any dividends paid on Company’s common stock will be subject to income tax in Australia in the tax year they are received. The dividends are also subject to U.S. federal withholding tax. You may be entitled to a foreign income tax offset against your Australian income tax for the U.S. federal income tax withheld on any dividends.

(h)	Withholding and Reporting

Under current law, withholding or reporting for income tax by your employer is not required when the eligible options are cancelled or when the restricted stock units are granted or vest. You will be responsible for reporting on your tax return and paying any tax liability in relation to the eligible options, restricted stock units and any Shares issued to you at vesting. It is also your responsibility to report and pay any tax liability on any dividends received and taxable capital gains made.

12.	WHAT ARE THE U.S. TAXATION CONSEQUENCES OF PARTICIPATION IN THE 2000 PLAN?

If you are not a U.S. citizen or permanent resident, you will not be subject to U.S. tax by reason only of the grant and vesting of the restricted stock units or the sale of Shares, except as described in the dividends section at above. However, liability for U.S. taxes may accrue if you are otherwise subject to U.S. taxes.

The above is an indication only of the likely U.S. taxation consequences for Australian residents awarded restricted stock units under the 2000 Plan. You should seek your own advice as to the U.S. taxation consequences of your 2000 Plan participation.

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We urge you to carefully review the information contained in this Offer Document and the Additional Documents.